SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)

Ambit Biosciences Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 02318X100	SCHEDULE 13G	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON		Roche Finance Ltd
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐ Not Applicable
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION		Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER	1,260,117
	6)	SHARED VOTING POWER	0
	7)	SOLE DISPOSITIVE POWER	1,260,117
	8)	SHARED DISPOSITIVE POWER	0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,260,117
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.0%
12)	TYPE OF REPORTING PERSON		CO

CUSIP No. 02318X100	SCHEDULE 13G	Page 3 of 6 Pages

Explanatory Note

Item 1.

(a)        Name of Issuer:

Ambit Biosciences Corporation

(b)       Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 11080 Roselle St., San Diego, California 92121.

Item 2.

(a)        Name of Person Filing:

Roche Finance Ltd

(b)       Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Roche Finance Ltd is Grenzacherstrasse 122, 4070 Basel, Switzerland.

(c)        Citizenship:

Switzerland

(d)       Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)        CUSIP Number:

02318X100

CUSIP No. 02318X100	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)           ☐             Broker or dealer registered under Section 15 of the Act;

(b)           ☐             Bank as defined in Section 3(a)(6) of the Act;

(c)           ☐             Insurance company as defined in Section 3(a)(19) of the Act;

(d)           ☐             Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)           ☐             An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)            ☐             An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)           ☐             A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)           ☐             A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)            ☐             A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)            ☐             A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)           ☐             Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount Beneficially Owned:

1,260,117

(b)       Percent of Class:

6.98%

CUSIP No. 02318X100	SCHEDULE 13G	Page 5 of 6 Pages

(c)        Number of Shares to which such person has:

(i)         Sole power to vote or direct the vote:  1,260,117

(ii)        Shared power to vote or direct the vote:  0

(iii)       Sole power to dispose or to direct the disposition of:  1,260,117

(iv)       Shared power to dispose or to direct the disposition of:  0

Item 5.            Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.            Identification and Classification of Members of the Group.

Not Applicable.

Item 9.            Notice of Dissolution of the Group.

Not Applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02318X100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2014

ROCHE FINANCE LTD

By:    /s/Beat Kraehenmann   /s/Andreas Knierzinger

Beat Kraehenmann                 Andreas Knierzinger

Authorized signatories